March 23, 2018

VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4628

Re:	Synaptics Incorporated

Form 10-K for the Fiscal Year Ended June 24, 2017

Filed August 18, 2017

File No. 000-49602

Dear Ms. Blye:

Synaptics Incorporated (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 19, 2018, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated March 19, 2018, has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “Synaptics,” “our,” “us,” or “we” mean Synaptics Incorporated on a consolidated basis with its wholly owned subsidiaries.

General

1.	You state on page 11 of the 10-K that Samsung accounted for 21% of your net revenue in fiscal year 2016 and that your leading OEM customers in fiscal year 2016 included Huawei. Press releases from 2016 on your website announced that your touch and display driver integration technology was selected for Samsung’s On5 and On7 smartphones and Huawei’s Mate 9 smartphone. We are aware of publicly available information indicating that Samsung’s On7 and On9 and Huawei’s Mate 9 smartphones are available for sale in both Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated February 6, 2015, whether through subsidiaries, distributors, resellers, customers or other direct or indirect arrangements.

Response: We acknowledge the Staff’s comments and advise that the Company has not provided during the period since February 6, 2015, and does not currently provide, and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments, or entities they control. Moreover, the Company has not entered into any agreements or arrangements with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. Furthermore, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

Synaptics Incorporated ● 1251 McKay ● San Jose, CA 95131 USA

Ph: 408.904.1100 ● Fax: 408. 904.1110

www.synaptics.com

The Company has no knowledge of or any basis to believe that the Company’s products were, or will in the future be, incorporated into Samsung or Huawei products sold, either directly or indirectly, in Sudan or Syria. Neither Samsung nor Huawei have provided the Company with information sufficient for the Company to reasonably determine sales of Samsung or Huawei products on a geographic basis.

We have an export control team that handles all export control matters for the Company and implements procedures to assist our employees in complying with economic sanctions laws and export controls administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Commerce Department’s Bureau of Industry and Security.

We have several internal checkpoints to monitor direct sales of our products to ensure that such products are not sent to countries which have been embargoed, sanctioned or to which shipments and sales are otherwise prohibited by the United States government. Our sales, sales operations and export control teams monitor sales orders to ensure that they do not originate in or are not sent to such countries. Once our products are sent to our contract manufacturers, the contract manufacturers, prior to shipping to our freight forwarders, also verify that the shipment complies with export control laws. Our freight forwarders complete the final check for export compliance, checking the shipment of our products against a list of embargoed countries and verifying that the shipment complies with export control laws. At all checkpoints, if there is an issue with the shipment relating to export control, our export control team will be notified for appropriate remedial action. Our export control team also periodically audits our shipment logs to ensure our compliance with export control laws.

In addition, we have taken steps to ensure that our products are not sold, directly or indirectly, to any customers in Sudan or Syria through provisions set forth in our agreements with all of our customers. With many of our customers, we have sales agreements that include a clause expressly requiring the customer to comply with export laws. For other customers, including Huawei, we sell our products on a purchase order basis, where each order is accepted pursuant to our order acknowledgement, which again, specifically states that the customer must comply with all laws, including export and import laws. We do business with Samsung on a purchase order basis as well, but the legal compliance requirement is included in our quotes rather than our order acknowledgments.

Furthermore, the Company has a Code of Conduct which applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s policy that all employees must respect and obey all laws, rules, and regulations applicable to the business and operations of the Company, which include economic sanctions laws and regulations.

2.	We are aware of news articles stating that Huawei is effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei.

Response: We acknowledge the Staff’s comment and note that we only provide solutions to endpoint devices such as phones, notebooks, and tablets. We do not participate in the market for network infrastructure and are currently unaware of any restrictions on the sale of endpoint devices by Huawei in the U.S. at this time. Additionally, the Company is not aware of any concerns from investors, customers or suppliers regarding its lawful business transactions with Huawei, and accordingly does not currently anticipate any material adverse impact on its reputation or other material effects on the Company from doing business with Huawei.    As discussed in the Company’s response to Comment 1 above, we take our export compliance obligations very seriously and regularly monitor developments that would impact our business. Should we become aware that any such investigation or restrictions are broadened in the future, such that it may preclude the sale of our products for endpoint devices to Huawei in a manner that may have material adverse financial consequences on the Company, we will evaluate such risks in preparation of future disclosures.

If you have any questions regarding our responses, please feel free to contact me by telephone at (408) 904-2741 or by facsimile at (408) 904-2742.

Very truly yours,

Synaptics Incorporated

By:	/s/ John McFarland
John McFarland
Senior Vice President, General Counsel, and Secretary

cc:	Amanda Ravitz, SEC

Micheal Reagan, Jones Day

Stuart Ogg, Jones Day